

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2012

Via E-Mail
Mr. C. Bradford Richmond
Chief Financial Officer
Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, Florida 32837

> **Re: Darden Restaurants, Inc.**
> **Form 10-K for the Year Ended May 27, 2012**
> **Filed July 20, 2012**
> **File No. 001-13666**

Dear Mr. Richmond:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended May 27, 2012

Note 1. Summary of Significant Accounting Policies
Segment Reporting, page 35

1. We note from the disclosure included in Note 2, that as of May 27, 2012 you have identified seven operating segments based on the different restaurant brands of the Company. We also note that due primarily to similar economic characteristics, including similar long-term expected financial performance, similar products and similar customers, you aggregate the operating segments into a single reporting segment. However, based on the discussion included in the Business section of the Form 10-K, it appears that you have grouped certain of the restaurants (The Capital Grille, Seasons 52, Bahama Breeze and Eddie V's) into a Specialty Restaurant Group. In regards to this Group, you disclose on page 2 that the Specialty Restaurant Group is an integrated portfolio of growth-oriented small to medium size, full service restaurants, and that the

differentiated brands in this group focus on culinary and beverage innovation and exceptional service. We further note that the restaurants included in the Specialty Restaurant Group appear to provide a more premium dining experience to their customers, as indicated by the higher average check per person at each of these restaurants, as compared to the other restaurants owned by the Company; Olive Garden, Red Lobster; and LongHorn Steakhouse. As disclosed on pages 4-5, the average check per person during fiscal 2012 at The Capital Grille, Bahama Breeze, and Seasons 52 was $70 to $72, $23 to $25, and $38.75 to $39.25, respectively. This is compared to an average check per person during fiscal 2012 at Olive Garden, Red Lobster, and LongHorn Steakhouse of $16 to $16.50, $20.25 to $20.75, and $18.50 to $19, respectively. Given the more premium nature of the dining experience provided by the restaurants included in the Specialty Restaurant Group as evidenced by the higher average guest checks during fiscal 2012, please explain in further detail why you believe that the operations of The Capital Grille, Bahama Breeze, Seasons 52 and Eddie Vs are economically similar to those of the Olive Garden, Red Lobster, and LongHorn Steakhouse and can therefore be aggregated for segment reporting purposes pursuant to the guidance in ASC 280-10-50-11. Your response should focus on why it is appropriate to combine each of the seven restaurant brand operating segments with each other as well as why it is appropriate to combine the Specialty Restaurant Group with each of the other Company restaurant brands. In this regard, we note that Olive Garden experienced a same-restaurant sales decrease of 1.2% in fiscal 2012, while Red Lobster and LongHorn Steakhouse each experienced a same-restaurant sales increase of 4.6% and 5.3%, respectively, indicating that these three restaurants may not have similar operating margins. Also, in light of the fact that it appears from your disclosure in MD&A that you evaluate financial performance based on restaurant-level profitability, as part of your response, please also tell us the average restaurant-level profitability that has been generated by each of these seven restaurant brands during the periods presented in the Company's financial statements.

2. Additionally, we note that on page 7 you disclose the average capital investment, size and dining capacity of the Red Lobster, Olive Garden and LongHorn steakhouse restaurants that were opened during 2012. Please also tell us the average capital investment, size and dining capacity of the restaurants opened during fiscal 2012 included in the Specialty Restaurant Group.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief